Results conference call details are on the last page of this document Vedanta Limited (formerly known as Sesa Sterlite Ltd.) Q3 FY2017 Results 14 February 2017 Exhibit 99.4

Cautionary Statement and Disclaimer The views expressed here may contain information derived from publicly available sources that have not been independently verified by us. No representation or warranty (express or implied) is made as to, and no reliance should be placed on, the accuracy, completeness, reasonableness or reliability of this information. Any forward looking information in this presentation including, without limitation, any tables, charts and/or graphs, has been prepared on the basis of a number of assumptions which may prove to be incorrect. This presentation should not be relied upon as a recommendation or forecast by Vedanta Resources plc and Vedanta Limited and any of their subsidiaries. Past performance of Vedanta Resources plc and Vedanta Limited and any of their subsidiaries cannot be relied upon as a guide to future performance. None of Vedanta Resources plc, Vedanta Limited, any of their respective shareholders or subsidiaries or any of such person’s officers or employees accepts any liability whatsoever arising directly or indirectly from the use of this presentation. Certain statements in this presentation are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbour created thereby. Actual results may differ materially from these statements. The words "expect," "anticipate," "project," "believe" and similar expressions identify forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. In addition, estimates of future operating results are based on our current expectation of businesses, which is subject to change. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in these forward-looking statements. Statements in this presentation speak only as of the date of this presentation, and we disclaim any responsibility to update or revise such statements. This presentation is not intended, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities in Vedanta Resources plc and Vedanta Limited and any of their subsidiaries or undertakings or any other invitation or inducement to engage in investment activities, nor shall this presentation (or any part of it) nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision. This presentation contains non-GAAP financial information, which the management of Vedanta Resources plc and Vedanta Limited believes is valuable in understanding the respective performances of Vedanta Resources plc and Vedanta Limited. However, non-GAAP information is not uniformly defined by all companies and therefore it may not be comparable with similarly titled measures disclosed by other companies, including those in the same industry as Vedanta Resources plc and Vedanta Limited. Although these measures are important in the assessment and management of the business of Vedanta Resources plc and Vedanta Limited, they should not be viewed in isolation or as replacements for, but rather as complementary to, the comparable GAAP measures.

Contents Section Presenter Page Strategic Update Tom Albanese, CEO 4 Financial Update Arun Kumar, CFO 11 Business Review Tom Albanese, CEO 19 Appendix 27

Strategic Update Tom Albanese Chief Executive Officer

Safety and Sustainability

Health, Safety and Environment

- Building a Zero Harm Culture
  - Zero fatalities in Q3
  - Zero "higher category" (Cat# 4&5) environmental incidents
  - Line leadership coaching on "Making Better Risks Decisions"
  - Rolled out group-wide Incident Investigation technique and software
- Critical risk evaluation
  - Bow-Tie Risk Assessment to identify critical controls for significant environment and safety risk events
  - Tailing Dam/ Ash Pond risk evaluation completed for high priority structures across the business. Draft standards on management of Tailing dam developed.
- Resources efficiency, process innovation and technological interventions
  - "Eureka–Waste to Value": Group-wide initiative on promoting innovation, few innovative ideas are being implemented currently
  - Vedanta Carbon Forum constituted and operational, working towards reduction in carbon footprints

Social Licence to Operate

- International framework and best practices
  - Modern Slavery Act: under implementation across organization and various stakeholders
- 50 out of 100 Model *Anganwadi's* (childcare centers) completed in the last quarter were made operational

LTIFR *(per million man-hours worked)*


0.89
0.52
0.41
0.43
0.49
0.39
FY2012
FY2013
FY2014
FY2015
FY 2016
YTD FY2017

Note: FY2016 onwards numbers higher due to adoption of ICMM 2014 methodology

Water consumption and Recycling rate


23.5%
25.3%
25.0%
156
200
112
FY2015
FY2016
YTD FY2017
Consumption (million m³)
Recycling rate

VEDANTA LIMITED – Q3 FY2017 RESULTS PRESENTATION
5

Q3 FY2017 Results Highlights

Operations: Continued ramp-up of production capacities

- Zinc India: Mined metal production up 44% q-o-q; environmental clearance received for Zawar and SK mine expansions
- Aluminium: Smelters continue to ramp-up, third line of 1.25mtpa Jharsuguda-II commenced ramp-up in December
- Power: 1980MW TSPL plant availability at 77%
- O&G: Mangala EOR production at 55kboepd; Rajasthan production impacted by planned shutdown
- Iron ore: Achieved annual production cap in January; received additional mining allocation in Goa for FY2017

Financial: EBITDA & PAT highest in last eight quarters

- Strong EBITDA and EBITDA margin, reflecting benefits from higher commodity prices and production volumes
- Delivered cumulative cost and marketing savings of $545 mn over last seven quarters, ahead of plan to deliver $1.3bn in four years
- Strong Free Cash Flow post capex of Rs. 1,801 crore
- Gross debt lower by Rs. 1,828 crore in Q3
- Attributable PAT at Rs. 1,866 crore, up 49% sequentially

Corporate

- Merger with Cairn India approved by all sets of shareholders; expected to complete in Q1 CY2017

Group EBITDA mix



Q3 FY2017
Rs 6,002 crore
49%
18%
11%
7%
7%
8%
Q3 FY2016
Rs. 3,284 crore
44%
21%
5%
10%
18%
2%
Zinc
Oil & Gas
Aluminium
Power
Copper
Iron Ore

Key Financials

In Rs. Crore	Q3 FY17	Q3 FY16	Q2 FY17
EBITDA	6,002	3,284	4,641
Attributable PAT[1]	1,866	412	1,252
EBITDA Margin[2]	39.3%	26.2%	38.7%
Divisional EBITDA			
Zinc - India	2,730	1,447	1,979
Zinc – Intl.	202	(16)	339
Oil & Gas	1,067	706	1,040
Iron Ore	471	65	105
Copper - India	448	592	370
Aluminium	652	156	401
Power	438	319	400
Others	(6)	15	7

Notes: 1. Before exceptional items
2. Excludes custom smelting at Copper and Zinc India operations

VEDANTA LIMITED – Q3 FY2017 RESULTS PRESENTATION 6

Vedanta has an Attractive Commodity Mix Our commodity basket has captured commodity price upside, with low volatility Source: Company filings, Bloomberg Vedanta Limited Commodity Basket is a weighted average of commodity prices, weights are based on actual FY2016 revenue mix. Copper India revenues based on realized Tc/Rc’s. Iron ore price is available since May 2008, prior to that iron ore was traded contractually 16% Aluminium 157% Copper 186% Zinc 201% Silver 30% Iron ore2 89% Brent 113% Vedanta commodity Basket1 Vedanta’s commodity basket up by 57% since Jan’16 Attractive commodity mix and quality assets have enabled us to deliver strong margins through market volatility EBITDA Rs. Crore 1. Excludes custom smelting at Copper and Zinc India operations

Capex Spent (US$bn) Well-invested assets driving production growth Total Production (copper equivalent kt) Significant capex already spent, ready to reap benefits from incremental production with low remaining capex 7x or 18% CAGR Design capacity1 +65% All commodity and power capacities rebased to copper equivalent capacity (defined as production x commodity price / copper price) using average commodity prices for FY16. Power rebased using FY16 realisations, copper custom smelting production rebased at TC/RC for FY16, iron ore volumes refers to sales with prices rebased at average 58% FOB prices for FY16. 1. Iron ore assumed at current EC capacity of 7.8mt

Zinc: Fundamentals supporting price Refined Zinc inventory (mt) at 6 year low Decade low TCs reflect the tightness in the concentrate market Source: Wood Mackenzie Global Zinc Cost curve Global Zinc concentrate deficit supporting zinc prices (kt) CY 2016E Zinc C1 composite cost curve $/t Source: Wood Mackenzie as of Q4 2016 (cost curve by Company) Zinc Intl Zinc India Delivering growth through the Zinc deficit Source: Bloomberg

The India Story is Compelling

Strong Potential for Demand Growth in India

India's GDP is similar to China in the mid-2000s



China (GDP $tn 1991 to 2015)
India (GDP $tn 2001 to 2025)
China in 2005
India in 2015
14.4
12.8
11.2
9.6
8.0
6.4
4.8
3.2
1.6
0.0

Source: IMF

...to be driven by Indian urbanization...



China 1991-2015
India 2001-2025
India in 2016
60
40
20
China Urbanisation (%)
India Urbanisation (%)

Source: World bank

...and boost metal demand intensity



Copper consumption (kg/capita)
GDP (k$ per capita)
Germany
South Korea
China
Japan
US
India
18
16
14
12
10
8
6
4
2
0
0
10
20
30
40
50
60

Source: International Monetary Fund (October 2016), Wood Mackenzie LTO Q4 2016

India can harness its huge mineral reserves

India reserves ranking

Global Ranking based on reserves

5th Coal
Reserves: 61bn tonnes

6th Zinc
Reserves: 10mn tonnes

6th Iron Ore
Reserves: 8bn tonnes

9th Bauxite
Reserves: 590mn tonnes

Source: BP Statistical Review of World Energy 2016 (Coal), U.S. Geological Survey, Mineral Commodity Summaries, January 2016 (Zinc, Iron Ore and Bauxite)

Recent positive steps in the Govt's FY 2018 Budget

- Allocation for infrastructure development at $35bn for transport sector, including rail, roads and shipping
- "Housing for All" spend US$12bn over next three years, construct 30 mn houses in rural areas by 2022
- Housing loan interest subvention for 3 – 4% to boost affordable housing
- Affordable housing provided infrastructure status
- Government identified 300 mineral blocks to auction by FY2018, primarily in iron ore, limestone, bauxite and other minerals.
- Government has launched a portal to expedite the clearances of mining blocks, will also enhance transparency and accountability

VEDANTA LIMITED – Q3 FY2017 RESULTS PRESENTATION 10

Financial Update Arun Kumar Chief Financial Officer

Notes:1. Excludes custom smelting at Copper India and Zinc-India operations Previous period figures have been re-grouped and re-arranged EBITDA up 29% q-o-q and 83% y-o-y; strong EBITDA margin of 39% Driven by production volumes, higher commodity prices and strong operating performance PAT up significantly q-o-q and y-o-y Strong Free Cash Flow post capex of Rs. 1,801 crore in the quarter Continued deleveraging, Gross Debt lower by Rs. 1,828 crore Q3 Financial Highlights: EBITDA and PAT highest in last eight quarters Rs. Crore or as stated Q3 FY2017 Q3 FY2016 Change Q2 FY2017 Change EBITDA 6,002 3,284 83% 4,641 29% EBITDA margin¹ 39.3% 26.2% - 38.7% - Attributable PAT 1,866 412 - 1,252 49% EPS (Rs./share) 6.29 1.39 - 4.22 49% Gross Debt 64,966 70,211 (7%) 66,794 (3%) Cash 53,452 57,672 (7%) 54,833 (3%) Net Debt 11,514 12,539 (8%) 11,961 (4%) Net Debt/EBITDA (LTM) 0.7 0.8 0.8 Net Gearing 12% 12% 13% Debt/Equity 0.8x 0.7x 0.8x

EBITDA Bridge Q3 FY2017 vs. Q2 FY2017 (In Rs. Crore) Market & Regulatory Rs. 442 crore Operational Rs. 1,127 crore Zinc 499 Iron ore 337 Aluminium 133 Copper India 49 Power 61 Oil & Gas (117) Others (9) Zinc and Lead 354 Aluminium 143 Brent 97 Iron Ore 59 Brent Discount 35 Metal Premiums (122) Others (16) Note:1. Includes one time provision reversal at Zinc India in Q2 FY 2017, one time change in the ore to waste ratio norm at Zinc India and lower EBITDA from ancillary business

Cost Savings and Marketing Initiatives $38 Mn Fresh $67 Mn Recurring Achieved cumulative savings of $545 mn in the last 7 quarters $515 mn in Cost and Marketing savings $30 mn in capex savings Program is ahead of original plan to deliver $1.3bn cumulative savings by FY 2019 Several initiatives across businesses being implemented Logistics: continuous push on efficiency, innovation and technology In-plant and mining logistics and material handling Reverse auctions for road logistics Higher backhaul and loadability of wagons Techno-commercial Replacement of furnace oil with clarified oil Aluminium Flouride: Low bulk density instead of high bulk density Plugging of quality leakages in supply chain World class 3rd party quality agencies deployed at plants with end to end sampling & quality analysis responsibility Enhanced automation of sampling and analysis process at plants in order to avoid human intervention Superior Sales & Operation Planning processes implemented across material sourcing and debtors collection Vendor consolidation / optimization to drive further efficiencies and productivity across the group Cost and marketing savings program ($mn) Segment-wise contribution of savings ($545mn) Cumulative savings of US$1.3 bn expected to be achieved by H1FY2019 Savings in each period is over cost base of FY2015

Income Statement

- **Depreciation**
  - Lower q-o-q on account of lower volume at O&G; offset by capitalization of new capacities at Aluminium and Power
  - Lower y-o-y on account of lower volume at O&G and closure of Lisheen mine in Dec 2015; offset by capitalization of new capacities at Aluminium and Power
- **Finance cost**
  - Higher q-o-q due to capitalization of new capacities at Aluminium and Power, partly offset by declining interest rates
  - Higher y-o-y due to capitalization of new capacities at Aluminium and Power, offset by change in methodology of expensing interest for Jharsuguda-II smelter
- **Other income**
  - Lower q-o-q on account of lower of MTM gain on investments
  - Higher y-o-y on account of higher MTM gain on investment, offset by lower corpus due to special dividend by HZL
- **Taxes**
  - FY 2017 Tax rate excluding DDT is estimated at ~20%

In Rs. Crore	Q3 FY'17	Q3 FY'16	Q2 FY'17
EBITDA	6,002	3,284	4,641
Depreciation	(1,520)	(1,720)	(1,529)
Finance Cost	(1,508)	(1,397)	(1,450)
Other Income	1,033	1,001	1,252
Profit Before Taxes	3,884	1,120	2,940
Taxes (Excl. DDT)	(787)	9	(576)
Taxes - DDT	(110)	(58)	(86)
Profit After Taxes	2,987	1,063	2,278
Attributable PAT	1,866	409	1,252
Minorities %	37%	62%	45%

Note: Exceptional items in Q3FY 2017 & Q2FY 2017 were nil. Q3 FY 2016 numbers include exceptional items of Rs.(8) Crore.

VEDANTA LIMITED – Q3 FY2017 RESULTS PRESENTATION 15

Net Debt for Q3 FY 2017 FCF Post Capex Rs. 1,801 Crore (In Rs. Crore)

Balance Sheet and Maturity Profile Maturity Profile of Term Debt ($9.0bn) (as of 31st December 2016) Subsidiaries Standalone FY2017 maturities of $2.2bn are a combination of short-term debt, and term debt: Focus on deleveraging the balance sheet during the year through internal accruals and working capital release Access to diversified sources of funds: c.$0.23bn debt refinanced at reduced cost and for longer tenor through INR NCD’s in Sept and Oct. Strong credit profile: CRISIL (subsidiary of S&P) credit rating at AA- with Stable outlook Repaid $0.3bn of intercompany loan to Vedanta plc in Q3 Strong liquidity: Cash and liquid investments of $7.9bn and undrawn committed lines of $0.5bn External term debt of $9.0bn ($6bn at Standalone and $3bn at Subsidiaries) Maturity profile shows external term debt at face value (excludes working capital of $0.4bn, inter-company debt from Vedanta plc of $0.1bn) Debt breakdown as of 31 Dec 2016 (in $bn) External term debt 9.0 Working capital 0.4 Inter company loan from Vedanta Plc¹ 0.1 Total consolidated debt 9.6 Cash and Liquid Investments 7.9 Net Debt 1.7 1 Further repaid $0.1bn inter-company loan in Jan2017 and there is no outstanding inter-company loan as on date.

Financial Priorities focused on a strong Balance Sheet Disciplined Capital Allocation: Optimising capex, focus on FCF Ramp-ups at Aluminium, Power and Iron Ore are generating significant cash flows Continued optimization of Opex and Capex Deleveraging; Strong Liquidity Focus Cost Savings Long Term Shareholder Value Continued reduction in debt Strong Liquidity Focus: Cash and Liquid Investments of c.$7.9bn and undrawn committed facilities of $0.5bn Debt being refinanced at longer maturities and lower interest cost Delivering on savings program Cost in 1st/2nd quartile of cost curve across all businesses Group Simplification: Vedanta Ltd – Cairn India merger to complete in Q1 CY 2017 Dividend policy expected to be announced following completion of merger with Cairn India

Business Review Tom Albanese Chief Executive Officer

Zinc India

Q3 Results

- Metal in concentrate(MIC) production at 276kt, 44% higher q-o-q as per the mine plans
- Refined zinc and lead production at 205kt and 39kt, respectively
- Q3 CoP at $861/t, higher mainly on one-time change in the ore to waste ratio norm over life of mine
- Maintained 1st quartile position on global cost curve

Projects

- RAM U/G main shaft reached its ultimate depth of 955 meters. Installation of production & service winders completed and shaft equipping work commenced during the quarter
- SK mine: Achieved highest-ever mine development during the quarter at 5,534 metres, on track to expand mine from 3.75 to 4.5mtpa
  - Received environmental clearance of 4.5 mtpa ore production and 5 mtpa mill
  - Casting of shaft collar and head gear foundation was completed; head gear erection to be completed in Q4
  - SK mill expansion by 1.5 mtpa completed ahead of schedule
- Zawar: Environmental clearance of 4 mtpa ore production and beneficiation plant received in January
  - Expansion of Zawar mill advancing well, to be completed by the end of financial year

FY 2017 Outlook

- Mined metal production expected to be higher than FY2016
- Integrated Zinc metal production expected to be lower than FY2016
  - Silver production to be higher than FY 2016 production
- CoP to be marginal higher than FY2016

Rampura Agucha Mine – Longitude Vertical Section


+13mRL
-80mRL
-130mRL
Present Working
Main Shaft
South Shaft
North Shaft
-805mRL
Current Pit
Stage-5 Pit
Current UG mine design
Planned UG ventilation design
Planned UG mine design

Proportion of Underground Production increasing (% of MIC)


Open Pit
Underground
40%
60%
39%
61%
60%
40%
60%
40%
FY2015
FY2016
9M FY2017
FY2017e

VEDANTA LIMITED – Q3 FY2017 RESULTS PRESENTATION
20

Zinc International

Skorpion and Black Mountain

Results

- Q3 production of 33kt
  - Skorpion: metal production lower q-o-q at 17kt, impacted by wetter than anticipated ore
  - BMM: Stable production q-o-q at 15kt
- CoP at $1615, higher due to lower production volumes at Skorpion

Outlook

- Skorpion pit extension: Expected to commence in Q1 FY2018, potential to increase mine life by 2 years
- FY2017 volume expected at 160kt; Q4 CoP estimated at $1200-$1250/t
- Continued focus on cost savings with an expected annualized saving of $10 mn



Gamsberg pre-start mining in progress (Dec 2016)

250kt Gamsberg Project: First ore production by mid-CY2018

Feasibility Study	Construction	Ramp-up	Full production
▪ DFS Completed in Sept 2014 ▪ All regulatory approvals received ✓	▪ Capex estimated at $400mn vs original $630m ✓ ▪ First Blast – Jul 2015, 13mt of waste excavated **(2mt in Q3)** ✓ ▪ **Orders for mining and concentrator plant placed in Q3; c.75% of project capex is committed** ✓ ▪ Balance orders to be placed in Q4	▪ First ore production in mid 2018 ▪ 9 to 12 months to ramp-up to full production	▪ Full capacity production of 250kt by end-FY2019 ▪ CoP expected at $1,000-1150/t

Gamsberg is a large, high return project


Project NPV ($mm)
Project IRR

Source: Wood Mackenzie; Zinc/lead projects with an NPV > $400m (10% WACC)

VEDANTA LIMITED – Q3 FY2017 RESULTS PRESENTATION
21

Oil & Gas Results Mangala EOR, world’s largest polymer program EOR production reached 55 kboepd, 5% higher q-o-q Rajasthan production at 154 kboepd in Q3, given planned shutdown RJ water-flood cost at $4.3/boe; blended cost at $6.3/boe. Opex higher due to lower overall production. RDG Gas: Phased ramp-up Phase-1: All 15 wells now online, post completion of the hydro-frac campaign Q3 production of 21 mmscfd, impacted by a technical issue between the transporter and customers 40-45 mmscfd by Q2 FY2018 Phase-2: Tendering for new gas processing terminal and rig underway Gas production of 100 mmscfd and condensate production of 5kboed by H1 CY2019 Progress on key oil projects Aishwariya EOR: FDP for 15 mmbbls; polymer injectivity test planned for Q4 FY 17 Bhagyam EOR: Initial results of multi-well polymer injectivity test are encouraging, revised FDP to be submitted to JV in Q4 FY2017 Aishwarya Barmer Hill: 25% reduction in capex to $220mn for EUR of 30 mmbbls, production from Phase-1 expected by Q1 FY2018 Exploration Palar-Pennar Block: Exploratory drilling underway and expected to be completed in April 2017 Outlook FY 2018 net capex estimated at $100m with optionality of additional $150mn for key projects MPT: Facility modifications MPT: Facility modifications Gas: Commissioning of compressor fans Rajasthan: Polymer Storage Silos Rajasthan: Mangala Processing Terminal and EOR New pic

Aluminium

vedanta

- Aluminium volumes ramping up, quarterly production at 319kt
- Ramp-up at Jharsuguda-II :
  - 1st line impacted by transformer failure in mid-Jan, rectification in progress, 80 pots operational, full ramp up by Q1 FY2018
  - 2nd line has fully ramped up, 84 pots capitalized till Dec 2016, balance to be capitalized in Q4 FY2017
  - 3rd line commenced ramp up in Dec, 42 pots operational, full ramp up by Q2 FY2018
  - 4th line under evaluation
- BALCO-II: 257 pots currently operational, full ramp up by Q1 FY2018
- Jharsuguda 1,800MW: no sales due to weak power market
- Lanjigarh refinery: debottlenecked capacity of 1.7-2.0mtpa, production of 1.3mt in FY2017 to offset high alumina import price
- Aluminium Q3 CoP at $1,429, lower q-o-q due to lower power and other costs, offset by higher alumina import prices
  - Alumina CoP $265/t with BALCO and purchased bauxite, vs. $304/t for imported alumina
- MJP Ingot premium remained low in Q3 at $75; premiums improved to c.$98 in Jan 2017

Outlook

- FY 2017 production of 1 to 1.1mn tonnes (excl. trial run)
- CoP estimated at $1450-1475/t for Q4 FY2017, impacted by high import prices for alumina
- Bauxite mines at BALCO to exit FY2017 with run rate of 2mtpa
- Working with the State Government on allocation of bauxite and commencement of laterite mining

Aluminium Costs and Margins
(in $/t, for Q3 FY2017)



Q2'17 1,620 82 72 1,774 (560) (593) (309) (65) $247/t (167) (359) (279)
1,710
56
72
1,838
(560)
(571)
(298)
(68)
342
([VALUE])
(368)
(184)
LME
Ingot Premium
Value Addition
Total Realisation
Alumina Cost
Power Cost
Other Hot Metal Costs
Conversion Costs and others
EBITDA
Dep
Int
PBT

Roadmap to 2.3mtpa Aluminium Capacity



2,320
BALCO 245kt (Operating)
J'guda 500kt (Operating)
J'guda 1.25mt
BALCO 325kt
Total Aluminium Capacity
Operating capacity
Capacity to ramp up in FY2018
Capacity ramp up being evaluated

VEDANTA LIMITED – Q3 FY2017 RESULTS PRESENTATION 23

Power

Results

- TSPL: All 3 units operational, with plant availability of 77% in Q3
  - Targeting availability of over 80% in Q4 FY2017
- BALCO 600MW IPP: 55% PLF in Q3, impacted by weak power market
- Jharsuguda 600MW:
  - PLF of 72% in Q3
- MALCO 100MW: PLF remained low for the quarter due to lower demand

Coal outlook

- Higher production by Coal India has resulted in a reduced reliance on imports
- E-auction prices lower 10% YTD and 3% q-o-q due to increased availability of domestic coal

Power Generation Capacity – c. 9GW

IPP: 3.6GW
- 600MW Jharsuguda (of 2400MW plant)
- 1,980MW TSPL
- 2*300MW BALCO (of 1200MW plant)
- 274MW HZL Wind Power
- 100MW MALCO


41%
59%

CPP:5.1GW
- 1,215MW Jharsuguda
- 3*600MW Jharsuguda (of 2400MW plant)
- 540MW BALCO
- 270MW BALCO
- 2*300MW BALCO (of 1200 MW plant)
- 90MW Lanjigarh
- 474MW HZL
- 160MW Tuticorin

Increased availability of domestic coal has enabled lower coal costs


Domestic coal
Imported coal
8%
15%
10%
5%
6%
5%
0%
160
150
140
130
120
110
100
90
80
Q1'16
Q2'16
Q3'16
Q4'16
Q1'17
Q2'17
Q3'17
VED: Wtd avg coal cost¹
Global thermal coal price¹

Note: Above data is for CPP's and IPP's at Jharsuguda and BALCO
1. Indexed to 100, Mix is at normalized GCV

VEDANTA LIMITED – Q3 FY2017 RESULTS PRESENTATION 24

Iron Ore and Copper India Iron Ore Sales of 3.7mt and production of 2.6mt in Q3 Achieved full year production cap in January at Goa (5.5mt) and Karnataka (2.3mt) Received further allocation of 3mt in Goa for FY2017; engaged with Karnataka government for additional allocation Maintained low cost of operations Pig iron: Strong production of 154kt, 5% higher y-o-y Margins lower due to market prices Copper India Production stable at 102kt in Q3 Lower net cost of conversion due to stable acid prices TcRc realization for CY 2017 expected ~5% lower at c.USc21/lb Tuticorin Power Plant: PLF remained low due to weak offtake Compensated at the rate of 20% of the realization for off-take below 85% of contracted quantity Goa iron ore costs and margin (Q3 FY2017, US$/t) Tuticorin: Copper Smelter

Strategic priorities Production growth and asset optimisation Disciplined approach towards ramp up De-levering the balance sheet Reduce gross debt Continued optimisation of opex and capex Continued discipline around working capital Identify next generation resources Disciplined approach to exploration Continue to enhance exploration capabilities Simplifying the Group structure Complete Vedanta Limited - Cairn India merger Creating sustainable value for all stakeholders Achieve zero harm Obtain local consent prior to accessing resources

Appendix

Vedanta Ltd.– Cairn India merger Key completed events BSE, NSE and SEBI approvals sought BSE, NSE and SEBI approvals Application to National Company Law Tribunal in India Vedanta plc posting of UK Circular Vedanta plc EGM Vedanta Limited shareholder meeting Cairn India Limited shareholder meeting Pending approvals Reserve Bank of India approval National Company Law Tribunal Approval MoPNG approval ü ü ü ü ü ü ü

(in Rs. Crore) Company 31 December 2016 30 September 2016 30 June 2016 Debt Cash & LI Net Debt Debt Cash & LI Net Debt Debt Cash & LI Net Debt Vedanta Limited Standalone 43,168 1,247 41,921 41,285 2,114 39,171 35729 1,216 34,513 Zinc India 0 25,373 (25,373) 1,928 27,186 (25,258) 3,911 26,839 (22,928) Zinc International 0 678 (678) 0 909 (909) 0 600 (600) Cairn India 0 25,975 (25,975) 0 24,339 (24,339) 0 23,565 (23,565) BALCO 5.513 12 5,501 5,521 22 5,499 4,897 12 4,885 Talwandi Sabo 7,824 97 7,727 7,643 56 7,587 7,419 23 7,396 Twin Star Mauritius Holdings Limited 1 and Others2 8,461 69 8,392 10,417 207 10,210 14,563 44 14,519 Vedanta Limited Consolidated 64,966 53,452 11,514 66,794 54,833 11,961 66,519 52,299 14,220 Entity Wise Cash and Debt Notes:Debt numbers at Book Value and excludes inter-company eliminations. Gross Debt excludes operational buyer’s credit (Rs. 11,256 Crore at 31 Dec 2016,Rs. 10,276 Crore at 30 Sep 2016, Rs.10,434 Crore at 30 Jun 2016), now classified as Trade Payables under Ind AS (inline with IFRS). 1. As on 31 December 2016, debt at TSMHL comprised Rs.7,060 crore of bank debt and Rs. 623 crore of debt from Vedanta Resources Plc 2. Others includes MALCO Energy, CMT, VGCB, Sesa Resources, Fujairah Gold, and Vedanta Limited’s investment companies.

Debt Breakdown & Funding Sources Diversified Funding Sources for Term Debt of $9.0 bn (as of 31 Dec 2016) External term debt of $ 6 bn at Standalone and $3 bn at Subsidiaries, total consolidated $9 bn INR debt: 82%, USD debt:18% Debt Breakdown (as of 31 Dec 2016) Note: USD–INR: Rs. 67.95 at 31 December, 2016 Debt breakdown as of 31 Dec 2016 (in $bn) External term debt 9.0 Working capital 0.4 Inter company loan from Vedanta Plc1 0.1 Total consolidated debt 9.6 Cash and Liquid Investments 7.9 Net Debt 1.7 1 Further repaid $0.1bn inter-company loan in Jan2017 and there is no outstanding inter-company loan as on date.

EBITDA Bridge Q3 FY2017 vs. Q3 FY2016 (In Rs. Crore) Market & Regulatory Rs. 1,894 crore Operational Rs. 1,118 crore Iron ore 279 Power 214 Aluminium 127 Copper India 51 Zinc 20 Oil & Gas (95) Others 31 Zinc and Lead 1402 Aluminium 341 Brent 148 Iron Ore 88 Brent Discount 214 Metal Premiums (79) Others (62) Note:1. Others include one time receipt under Target Plus scheme in Copper India, Zinc India and lower EBITDA from ancillary business

Note: 1 Including internal gas consumption OIL AND GAS (boepd) Q3 Q2 9M FY2017 FY2016 % change YoY FY2017 FY2017 FY2016 % change YoY Average Daily Total Gross Operated Production (boepd)1 191,230 211,843 -10% 206,230 201,286 214,663 -6% Average Daily Gross Operated Production (boepd) 181,818 202,668 -10% 196,399 191,674 205,909 -7% Rajasthan 154,272 170,444 -9% 167,699 162,957 170,258 -4% Ravva 18,172 21,703 -16% 18,823 18,874 25,430 -26% Cambay 9,375 10,521 -11% 9,877 9,843 10,221 -4% Average Daily Working Interest Production (boepd) 115,829 128,402 -10% 125,575 122,254 128,991 -5% Rajasthan 107,990 119,311 -9% 117,390 114,070 119,180 -4% Ravva 4,089 4,883 -16% 4,235 4,247 5,722 -26% Cambay 3,750 4,208 -11% 3,951 3,937 4,089 -4% Total Oil and Gas (million boe)               Oil & Gas- Gross 16.73 18.65 -10% 18.07 52.71 56.62 -7% Oil & Gas-Working Interest 10.66 11.81 -10% 11.55 33.62 35.47 -5% Financials (In Rs. crore, except as stated)               Revenue 2,149 2,040 5% 2,039 6,073 6,909 -12% EBITDA 1,067 706 51% 1040 2,887 3,032 -5% Average Oil Price Realization ($ / bbl) 46.0 35.2 31% 41.8 41.9 45 -7% Brent Price ($/bbl) 49.33 44 13% 46 47 52 -10% Segment Summary – Oil & Gas 32

Segment Summary – Zinc India

Production *(in '000 tonnes, or as stated)*	Q3			Q2	9M		
	FY2017	**FY2016**	**% change YoY**	**FY2017**	**FY2017**	**FY2016**	**% change YoY**
Mined metal content	276	228	21%	192	595	700	-15%
Refined Zinc – Total	**205**	**206**	**0%**	**150**	**457**	**605**	**-24%**
Refined Zinc – Integrated	205	206	0%	149	456	605	-25%
Refined Zinc – Custom	-	-	-	1	1	-	-
Refined Lead - Total [1]	**39**	**35**	**10%**	**31**	**94**	**107**	**-13%**
Refined Lead – Integrated	39	35	10%	31	94	102	-9%
Refined Lead – Custom	-	-	-	0	-	5	
Refined Saleable Silver - Total (in tonnes) [2]	**118**	**116**	**2%**	107	**314**	**303**	**4%**
Refined Saleable Silver - Integrated (in tonnes)	118	116	2%	107	314	300	5%
Refined Saleable Silver - Custom (in tonnes)	-	-	-	0	-	3	-100%
Financials *(In Rs. crore, except as stated)*							
Revenue	4,924	3,359	47%	3,400	10,766	10,749	-
EBITDA	2,730	1,447	89%	1,979	5,784	5,215	11%
Zinc CoP without Royalty (Rs. /MT)[3]	58,100	52,400	11%	54,200	57,200	51,100	12%
Zinc CoP without Royalty ($/MT) [3]	861	796	8%	809	852	789	8%
Zinc CoP with Royalty ($/MT) [3]	1,198	1,009	19%	1,106	1,159	1,036	12%
Zinc LME Price ($/MT)	2,517	1,613	56%	2,255	2,230	1,878	19%
Lead LME Price ($/MT)	2,149	1,681	28%	1,873	1,913	1,776	8%
Silver LBMA Price ($/oz)	17.2	14.8	16%	19.6	17.9	15.3	17%

1. *Excludes Captive consumption of 1,731 tonnes in Q3 FY 2017 vs 2,051 tonnes in Q3 FY 2016, 837 tonnes in Q2 FY 16 and 3,652 tonnes in nine months period in FY 17 vs 5,749 tonnes in FY 16*
2. *Excludes captive consumption of 14.3 MT in Q3 FY 2017 vs 10.7 MT in Q3 FY 16, 4.3 MT in Q2 FY 2017 and 18.6 MT in nine months period in FY 2017 vs 29.7 MT in ninemonths period in FY 2016*
3. *The COP numbers are after adjusting for deferred mining expenses under Ind AS . Without this adjustment, Zinc COP per MT would have been Rs. 50,277 ($745/t) without royalty in Q3 FY 2017 and Rs 59,740 ($890) in nine months FY 2017*

VEDANTA LIMITED – Q3 FY2017 RESULTS PRESENTATION 33

 Production (in’000 tonnes, or as stated) Q3 Q2 9M FY2017 FY2016 % change YoY FY2017 FY2017 FY2016 % change YoY Refined Zinc – Skorpion 17 13 34% 23 64 55 16% Mined metal content- BMM 15 17 -11% 16 51 48 5% Mined metal content- Lisheen - 21 - 0 - 81 -% Total 33 51 -35% 39 115 184 -38% Financials (In Rs. Crore, except as stated)               Revenue 587 431 36% 685 1,726 2,001 -14% EBITDA 202 -16 339 790 390 - CoP – ($/MT) 1,615 1,579 2% 1,446 1,412 1,475 -4% Zinc LME Price ($/MT) 2,517 1,613 56% 2,255 2,230 1,878 19% Lead LME Price ($/MT) 2,149 1,681 28% 1,873 1,913 1,776 8% Segment Summary – Zinc International 34

Segment Summary – Aluminium

Particulars *(in'000 tonnes, or as stated)*	Q3			Q2	9M		
	FY2017	FY2016	% change YoY	FY2017	FY2017	FY2016	% change YoY
Alumina – Lanjigarh	328	218	50%	292	895	760	18%
Total Aluminum Production	319	234	37%	296	860	697	23%
Jharsuguda-I	132	131	1%	132	393	392	0%
Jharsuguda-II [1]	84	19	343%	48	161	57	181%
245kt Korba-I	65	65	1%	63	192	192	0%
325kt Korba-II [2]	38	19	102%	52	115	56	106%
Jharsuguda 1800 MW (MU) [3]	-			156	511	-	-
Financials *(In Rs. crore, except as stated)*							
Revenue	3,584	2,761	30%	3,027	9,369	8,230	14%
EBITDA- Aluminium segment	**652**	**156**	**-**	**400**	**1,318**	**305**	-
EBITDA – BALCO	177	-7		103	344	-188	
EBITDA – Vedanta Aluminium	475	163	-	297	974	493	98%
Alumina CoP – Lanjigarh ($/MT)	265	293	-9%	260	273	320	-15%
Alumina CoP – Lanjigarh (Rs. /MT)	17,900	19,300	-8%	17,400	18,300	20,800	-12%
Aluminium CoP – ($/MT)	1,429	1,528	-7%	1,462	1,452	1,620	-10%
Aluminium CoP – (Rs./MT)	96,400	100,700	-4%	97,800	97,500	105,000	-7%
Aluminium CoP – Jharsuguda ($/MT)	1,388	1,485	-7%	1,412	1,418	1,559	-9%
Aluminium CoP – Jharsuguda (Rs./MT)	93,600	97,900	-4%	94,600	95,200	101,000	-6%
Aluminum CoP – BALCO ($/MT)	1,499	1,599	-6%	1,545	1,513	1,719	-12%
Aluminium CoP – BALCO (Rs./MT)	101,100	105,400	-4%	103,500	101,500	111,300	-9%
Aluminum LME Price ($/MT)	1,710	1,495	14%	1,620	1,634	1,615	1%

1. *Including trial run production of 36Kt in Q3 FY 2017, 12Kt in Q3 FY 2016 , 19Kt in Q2 FY17 and 67 Kt in nine months ended FY 2017 and 51 Kt in nine months ended FY 2016*
2. *Including trial run production of 270t in Q3 FY2017, Nil in Q3 FY16 and 28 Kt in nine months ended FY 2017 and Nil Kt in nine months ended FY 2016*
3. *Jharsuguda 1,800 MW and BALCO 270 MW have been moved from Power to the Aluminium segment from 1st April,2016 and prior year sales and EBITDA numbers continued to be reported in Power Segment.*

VEDANTA LIMITED – Q3 FY2017 RESULTS PRESENTATION 35

Particulars (in million units) Q3 Q2 9M FY2017 FY2016 % change YoY FY2017 FY2017 FY2016 % change YoY Total Power Sales 3,413 2,934 16% 3,030 9,453 8728 8% Jharsuguda 600 MW(FY 2016 nos are 2400 MW)1 879 1,593 -45% 605 2,376 5413 -56% BALCO 270 MW2 41 0 169 BALCO 600 MW 660 368 79% 549 1,817 526 245% MALCO 29 26 12% 25 144 345 -58% HZL Wind Power 53 67 -22% 172 373 353 6% TSPL 1,792 839 114% 1679 4,743 1922 147% Financials (in Rs. crore except as stated)       Revenue 1,532 1145 34% 1,385 4,100 3,345 23% EBITDA 438 319 37% 400 1,180 892 32% Average Cost of Generation(Rs. /unit) 3 2.10 2.21 -5% 2.09 2.04 2.22 -8% Average Realization (Rs. /unit) 3 2.77 2.88 -4% 3.09 2.87 3.05 -6% Jharsuguda Cost of Generation (Rs. /unit) 2.02 2.15 -6% 2.23 1.98 2.16 -9% Jharsuguda Average Realization (Rs. /unit) 2.46 2.6 -5% 2.45 2.40 2.76 -13% Segment Summary – Power 36 Notes Jharsuguda 1,800MW has been moved from Power to the Aluminium segment from 1st April,2016 and prior year sales and EBITDA numbers continued to be reported in Power segment BALCO 270 MW has been moved from Power to the Aluminium segment from 1st April,2016 and prior year sales and EBITDA numbers continued to be reported in Power segment 3 Average excludes TSPL

 Production (in ’000 tonnes, or as stated) Q3 Q2 9M FY2017 FY2016 % change YoY FY2017 FY2017 FY2016 % change YoY Copper - Mined metal content - - - - - - - Copper - Cathodes 102 89 15% 97 300 282 6% Tuticorin power sales (million units) 46 40 15% 30 136 334 -59% Financials (In Rs. crore, except as stated)               Revenue 5,186 4,544 14% 4,686 14,526 15,441 -6% EBITDA 448 592 -24% 370 1,259 1,669 -25% Net CoP – cathode (US¢/lb) 3.9 4.4 -12% 5.3 5.0 3.1 59% Tc/Rc (US¢/lb) 22.23 23.5 -6% 20.5 21.9 23.9 -8% Copper LME Price ($/MT) 5,277 4,892 8% 4,772 4,924 5,387 -9% Segment Summary – Copper India 37

Particulars (in million dry metric tonnes, or as stated) Q3 Q2 9M FY2017 FY2016 % change YoY FY2017 FY2017 FY2016 % change YoY Sales 3.7 1.5 - 0.8 7.1 2.7 - Goa1 2.6 0.6 - 0.3 5.1 0.6 Karnataka 1.0 0.9 4% 0.5 2.0 2.1 -6% Production of Saleable Ore 2.6 1.4 86% 1.5 7.3 2.4 - Goa 2.3 0.3 - 0.5 5.2 0.3 - Karnataka 0.4 1.1 -66% 0.9 2.1 2.1 3% Production (’000 tonnes)               Pig Iron 154 146 5% 192 526 466 13% Financials (In Rs. crore, except as stated)               Revenue 1,405 538 161% 490 2,865 1,422 - EBITDA 471 65 105 949 138 - Segment Summary – Iron Ore 38 Note: 1 Includes auction sales of 0.54mt in Q3 FY2016

Sales Volume Q3 FY2017 9M FY2017 Q3 FY2016 9M FY2016 Q2 FY2017 Zinc-India Sales         Refined Zinc (kt) 211 479 204 602 148 Refined Lead (kt) 36 91 35 104 32 Zinc Concentrate (DMT) - - - - 0 Lead Concentrate (DMT) - - - - 0 Total Zinc (Refined+Conc) (kt) 211 479 204 602 148 Total Lead (Refined+Conc) (kt) 36 91 35 104 32 Total Zinc-Lead (kt) 248 570 239 706 179 Silver (moz) 3.8 10.1 3.7 9.8 3.5 Zinc-International Sales         Zinc Refined (kt) 20 64 11 59 27 Zinc Concentrate (MIC) 6 19 24 94 7 Total Zinc (Refined+Conc) 26 83 35 153 33 Lead Concentrate (MIC) 9 30 13 36 11 Total Zinc-Lead (kt) 34 112 47 189 44 Aluminium Sales         Sales - Wire rods (kt) 74 233 98 264 74 Sales - Rolled products (kt) 6 10 1 20 4 Sales - Busbar and Billets (kt) 43 104 32 78 34 Total Value added products (kt) 123 348 131 362 112 Sales - Ingots (kt) 199 491 102 331 173 Total Aluminium sales (kt) 322 838 233 693 284 Sales Summary 39

Sales Summary

Sales Volume	Q3 FY2017	9M FY2017	Q3 FY2016	9M FY2016	Q2 FY2017
Iron-Ore Sales					
Goa (mn DMT)	2.7	5.1	0.6	0.6	0.3
Karnataka (mn DMT)[1]	1.0	2.0	0.9	2.1	0.5
Total (mn DMT)	3.7	7.1	1.5	2.7	0.8
Pig Iron (kt)	141	511	146	449	201
Copper-India Sales					
Copper Cathodes (kt)	53	139	37	123	43
Copper Rods (kt)	48	156	50	152	53
Sulphuric Acid (kt)	116	386	135	364	103
Phosphoric Acid (kt)	51	146	50	148	53

Sales Volume Power Sales (mu)	Q3 FY2017	9M FY2017	Q3 FY2016	9M FY 2016	Q2 FY2017
Jharsuguda 2,400 MW	879	2,376	1,593	5,413	605
TSPL	1,792	4,743	839	1,922	1,679
BALCO 270 MW			41	169	0
BALCO 600 MW	660	1,817	368	526	549
MALCO	29	144	26	345	25
HZL Wind power	53	373	67	353	172
Total Sales	**3,413**	**9,453**	**2,934**	**8,728**	**3,030**
Power Realisations (INR/kWh)					
Jharsuguda 2,400 MW	2.46	2.40	2.6	2.76	2.45
TSPL[1]	5.82	5.44	5.46	5.43	5.21
BALCO 270 MW			3.28	3.26	-
BALCO 600 MW	2.96	2.98	3.26	3.28	3.14
MALCO	6.75	5.75	11.89	6.17	7.89
HZL Wind power	3.39	4.24	3.81	3.97	4.44
Average Realisations[1]	2.77	2.87	2.88	3.05	3.09
Power Costs (INR/kWh)					
Jharsuguda 2,400 MW	2.02	1.98	2.15	2.16	2.23
TSPL	4.10	3.86	3.62	3.84	3.72
BALCO 270 MW			4.07	3.89	-
BALCO 600 MW	2.11	2.23	2.35	2.58	2.31
MALCO	5.51	4.35	6.51	4.11	5.35
HZL Wind power	1.47	0.62	0.12	-0.14	0.45
Average costs[2]	2.10	2.04	2.21	2.22	2.09

1. TSPL – NSR calculated based on PLF
2. Average excludes TSPL

VEDANTA LIMITED – Q3 FY2017 RESULTS PRESENTATION 40

Group Structure Konkola Copper Mines (KCM) 62.9% Vedanta Resources Plc 100% 64.9% Zinc India (HZL) Australian Copper Mines Vedanta Ltd Cairn India 59.9% 79.4% Subsidiaries of Vedanta Ltd Sesa Iron Ore Sterlite Copper (Tuticorin) Power (600 MW Jharsuguda) Aluminium (Odisha aluminium and power assets) Divisions of Vedanta Limited Unlisted entities Listed entities Talwandi Sabo Power (1,980 MW) 100% MALCO Power (100 MW) 100% Skorpion & Lisheen -100% BMM -74% 100% Zinc International 51% Bharat Aluminium (BALCO) 100% Western Cluster (Liberia) Notes: Shareholding based on basic shares outstanding as on 31 December 2016 41

Results Conference Call Details 42 Results conference call is scheduled at 6:00 PM (IST) on Tuesday, 14 February 2017. The dial-in numbers for the call are given below: Event Telephone Number Earnings conference call on February 14, 2017 India – 6:00 PM (IST) Mumbai main access +91 22 3938 1017 Toll Free number 1 800 120 1221 1 800 200 1221 Singapore – 8:30 PM (Singapore Time) Toll free number 800 101 2045 Hong Kong – 8:30 PM (Hong Kong Time) Toll free number 800 964 448 UK – 12:30 PM (UK Time) Toll free number 0 808 101 1573 US – 7:30 AM (Eastern Time) Toll free number 1 866 746 2133 For online registration http://services.choruscall.in/diamondpass/registration?confirmationNumber=0059860 Replay of Conference Call (14 Feb 2017 to 20 Feb 2017) Mumbai +91 22 3065 2322 +91 22 6181 3322 Passcode: 79138#